VEGAN FINE BRANDS INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANT'S AUDIT REPORT
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Vegan Fine Brands Inc.
Boca Raton, Florida

We have audited the accompanying consolidated financial statements of Vegan Fine Brands Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vegan Fine Brands, Inc. as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 30, 2020
Los Angeles, California

VEGAN FINE BRANDS INC.

CONSOLIDATED BALANCE SHEET

As of December 31,	**2019**	**2018**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 59,108	$ 66,732
Accounts receivable	500	-
Inventory	23,021	30,000
Prepaids and other current assets	846	3,664
Total current assets	**83,474**	**100,395**
Property and equipment, net	180,714	222,904
Other Long term assets	36,149	36,149
Total assets	**$ 300,337**	**$ 359,448**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	59,687	35,969
Other current liabilities	28,093	7,459
Other loans payable	-	-
Loan from Shareholders	242,417	138,290
Loan	40,001	216,554
Total current liabilities	**370,197**	**398,273**
Note payable	637,027	33,958
Total liabilities	**1,007,224**	**432,231**
STOCKHOLDERS' EQUITY		
Common Stock	37	31
Series Seed Preferred Stock	-	-
Additional Paid In Capital (APIC)	401,068	320,640
Retained earnings/(Accumulated Deficit)	(1,107,992)	(393,454)
Total stockholders' equity	**(706,887)**	**(72,783)**
Total liabilities and sotckholders' equity	**$ 300,337**	**$ 359,448**

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 822,264	$ 752,342
Cost of goods sold	933,264	705,336
Gross profit	(110,999)	47,006
Operating expenses		
General and administrative	512,059	322,244
Sales and marketing	45,419	33,244
Total operating expenses	557,478	355,488
Operating income/(loss)	(668,477)	(308,482)
Interest expense	46,061	60,723
Income/(Loss) before provision for income taxes	(714,538)	(369,205)
Provision/(Benefit) for income taxes	-	-
Net income/(loss)	**(714,538)**	**(369,205)**

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2019 and 2018

	Common Stock Class A		Series Seed Preferred Stock		Additional Paid In Capital (APIC)	Accumulated Deficit	Total Stockholders' Equity
(in thousands, $US)	**Shares**	**Amount**	**Shares**	**Amount**			
Balance—December 31, 2017	**30,507**	**$ 31**		**$ -**	**$ 305,241**	**$ (24,249)**	**$ 281,022**
Net income/(loss)	-	-	-	-	-	(369,205)	**(369,205)**
Issuance of common shares		-	-	-	15,400	-	**15,400**
Issuance of Series Seed Preferred Stock				-		-	**-**
Balance—December 31, 2018	**30,507**	**31**	**-**	**-**	**320,641**	**(393,454)**	**(72,783)**
Net income/(loss)	-	-	-	-	-	(714,538)	**(714,538)**
Issuance of common shares	6,925	7	-	-	80,427	-	**80,434**
Issuance of Series Seed Preferred Stock				-		-	**-**
Balance—December 31, 2019	**37,432**	**$ 37**	**-**	**$ -**	**$ 401,068**	**$ (1,107,992)**	**$ (706,886)**

See accompanying notes to financial statements.

VEGAN FINE BRANDS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31, 2019 and 2018	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (714,538)	$ (369,205)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	49,879	40,946
Changes in operating assets and liabilities:		
Accounts receivable	(500)	-
Inventory	6,979	(26,027)
Prepaid expenses and other current assets	2,818	7,288
Other long term assets	-	(14,115)
Accounts payable and accrued expenses	23,717	35,969
Other current liabilities	20,634	7,459
Net cash provided/(used) by operating activities	**(611,011)**	**(317,684)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,689)	(123,061)
Net cash provided/(used) in investing activities	**(7,689)**	**(123,061)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Shareholder loans	117,837	138,490
Repayments on Shareholder loans	(13,711)	(200)
Borrowing on loans	203,532	354,562
Repayments on loans	(380,085)	(138,008)
Borrowing on notes	644,833	33,958
Repayments on notes	(41,764)	-
Equity raise	80,434	15,400
Net cash provided/(used) by financing activities	**611,076**	**404,202**
Change in cash and cash equivalents —beginning of year	66,732	103,274
Change in cash and cash equivalents	(7,624)	(36,542)
Change in cash and cash equivalents —end of year	**$ 59,108**	**$ 66,732**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Vegan Fine Brands, Inc. was originally formed as Vegan Fine Market Inc on December 28, 2016 ('Inception") in the State of Florida. On September 18, 2020 Vegan Fine Market, Inc converted from a Non Delaware C Corporation to a Delaware C Corporation. On October 14, 2020 Vegan Fine Market Inc. amended its certificate of incorporation to officially change its name from Vegan Market Inc. to Vegan Fine Brands, Inc. Vegan Fine Brands, Inc. is the sole parent of its wholly owned subsidiaries Vegan Fine Foods LLC, Vegan Fine Body LLC, and Vegan Fine Franchising LLC. The Consolidated financial statements of Vegan Fine Brands, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

Vegan Fine Brands, Inc. is a diversified consumer products company on the leading-edge of the fast-growing plant-based food market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Vegan Fine Brands, Inc. and completely owned subsidiaries over which Vegan Fine Brands, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	5-7 years
Machinery & Equipment	5-7 years
Furniture & Fixtures	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sale of plant based products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 30, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw materials	$ -	$ -
Work in progress	-	-
Finished products	23,021	30,000
Total Inventories	**$ 23,021**	**$ 30,000**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Lease Deposits	35,399	35,399
Security Deposits	750	750
Other Long term assets	$ **36,149**	$ **36,149**

As of Year Ended December 31,	2019	2018
Sales Tax Payable	18,075	7,459
Merchant Fee Payable	3,895	-
Undistributed Tips	2,388	-
Other payables	3,735	-
Total Other Current Liabilities	$ **28,093**	$ **7,459**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Leasehold Improvements	$ 125,841	$ 125,841
Machinery & Equipment	83,700	78,601
Furniture & Fixtures	61,997	59,407
Property and Equipment, at Cost	271,538	263,849
Accumulated depreciation	(90,824)	(40,946)
Property and Equipment, Net	$ 180,714	$ 222,904

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $47,676 and $38,742 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 and December 31, 2018 consisted of 1,000,000 shares designated as $0.001 par value common stock. As of December 31, 2019 and December 31, 2018 approximately 37,432 and 30,507 common shares were issued and outstanding for a value of $31 and $37 respectively.

7.   DEBT

Loans

On July 17, 2018, the Company received a short term loan from Web Bank in the amount $18,000 bearing an interest rate of 8.26% per annum and a maturity date of July 16, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $11,159 respectively.

On August 7, 2018, the Company received a short term loan from Web Bank in the amount $75,000 bearing an interest rate of 9.24% per annum and maturity on May 3, 2019. The Company has repaid the whole loan in December 2018.

On September 27, 2018, the Company received a short term loan from Funding Metrics LLC in the amount $60,000 bearing an interest rate of 6.53% per annum and maturity on March 13, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $37,555 respectively.

On October 3, 2018, the Company received a short term loan from EBF Partners LLC in the amount $40,000 bearing an interest rate of 7.02% per annum and maturity on 7.02%. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $26,799 respectively.

On October 8, 2018, the Company received a short term loan from On Deck Capital Inc. in the amount $10,000 bearing an interest of 14.58% per annum and maturity on November 19, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $9,288 respectively.

On December 5, 2018, the Company received a short term loan from Forward Financing LLC in the amount $10,000 bearing an interest rate of 14.37% per annum and maturity on March 10, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $9,121 respectively.

On December 20, 2018, the Company received a short term loan from CBSG in the amount $7,000 with a maturity date of January 9, 2019 and total repayment amount of $15,209. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $6,938 respectively.

On December 28, 2018, the Company received a short term loan from Web Bank in the amount $100,000 bearing an interest rate of 8.26% per annum and maturity date as of January 3, 2020. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $2,279 and $100,000 respectively.

On April 16, 2019, the Company received a short term loan from LG Funding, LLC in the amount of $65,000 with a maturity date of January 31, 2020 and total repayment amount of $87,750. As of December 31, 2019 the outstanding balance of the loan was $10,699.

On April 30, 2019, the Company received a short term loan from Fundbox in the amount of $10,000 with a maturity date of October 16, 2019 and a total repayment amount of $12,362. As of December 31, 2019 the outstanding balance of the loan was $0.

On June 21, 2019, the Company received a short term loan from EBF Partners LLC in the amount $23,000 with a maturity date of September 15, 2019 and a total repayment amount of $34,500. As of December 31, 2019 the outstanding balance of the loan was $0.

On June 29, 2019, the Company received a short term Kabbage loan in the amount $9,500 with a maturity date of November 29, 2019 and total repayment amount of $11,828. As of December 31, 2019 the outstanding balance of the loan was $0.

On July 8, 2019, the Company received a short term loan from Fundbox in the amount of $3,000 with a maturity date of December 25, 2019 and total repayment amount of $3,709. As of December 31, 2019 the outstanding balance of the loan was $0.

On July 8, 2019, the Company received a short term loan from On Deck Capital Inc. in the amount $10,000 with a maturity date of July 7, 2020 and total repayment amount of $13,549. As of December 31, 2019 the outstanding balance of the loan was $5,500.

On November 29, 2019, the Company received a short term Kabbage loan in the amount $6,500 with a maturity date of April 29, 2020 and total repayment amount of $8,093. As of December 31, 2019 the outstanding balance of the loan was $5,417.

On December 24, 2019, the Company signed a short term loan agreement with LG Funding, LLC in the amount of $48,302 with a maturity date of January 31, 2020 and total repayment amount of $85,800. As of December 31, 2019 the outstanding balance of the loan was $14,407.

As of December 31, 2019 and December 31, 2018 the Company outstanding loans are summarized in the following table:

As of Year Ended December 31,		2019		2018
LG Funding LLC loans	$	25,106	$	-
On Deck Capital Inc. loan		5,500		9,288
Kabbage loan		5,417		-
Web Bank loan		3,978		126,854
Funding Metrics LLC loan		-		37,555
EBF Partners LLC loan		-		26,799
Forward Financing LLC loan		-		9,121
CBSG loan		-		6,938
Total Loans	$	**40,001**	$	**216,554**

Loans from Shareholders

On December 31, 2018 the Company received a loan from its founder and CEO Steven Smith in the amount of $138,290, bearing interest of 5% per annum and with no defined maturity date. During 2019 the Company received additional $104,126 under the same conditions. As of December 31, 2019 and December 31, 2018, the outstanding balance of the loan was $242,417 and $138,290 respectively.

Convertible Promissory Notes

During 2019, the company received money in the amount of $637,027 from investors that will later be converted into Preferred Stock. If there is a Liquidity Event before the termination of this note, the Company will automatically issue to the investor a number of Preferred Stock equal to the purchase amount divided by the discounted price. As of December 31, 2019, the notes have not yet converted to equity. The entire notes have been classified as non-current liability. The notes have been classified as a liability as the Company might settle them in cash in certain cases. The notes carry an 85% discount rate.

As of December 31, 2019 and December 31, 2018 the Company has the following notes payable:

As of Year Ended December 31,	2019	2018
WeFunder	$ 423,791	$ -
Scott Alter	193,236	-
Dort LLC	20,000	20,000
Nora Day	-	13,958
Total Notes	$ 637,027	$ 33,958

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (91,513)	$ (72,515)
Valuation Allowance	91,513	72,515
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (312,516)	$ (123,163)
Valuation Allowance	312,516	123,163
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $1,107,636. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018 the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

On December 31, 2018 the Company received a loan from its founder and CEO Steven Smith in the amount of $138,290, bearing interest of 5% per annum and with no defined maturity date. During 2019 the Company received additional $104,126 under the same conditions. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $242,417 and $138,290 respectively.

During 2020, Steven loaned the company an additional $30,000.

10.   COMMITMENTS AND CONTINGENCIES

Operating lease

The Company leases a facility under operating lease arrangements expiring in 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019	
2020	$ 115,137
2021	112,664
2022	48,396
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 276,197**

Rent expense for the fiscal years 2019 and 2018 was $225,393 and $136,942, respectively.

Equipment lease:

On October 4, 2018, the company signed a non-cancelable equipment lease agreement with TimePayment for refrigerator. The company is to make a monthly payment in the amount of $172.28 for 21 months.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

The Company is involved in litigation against former tenants and contractors Inika Foods, Inc., Nicole Minnerly and Natasha Minnerly. The nature of this litigation deal with breach of contract claims involving defaults by Inika and the Minnerlys of commercial lease agreements and improper, unilateral termination of their business agreement in connection with their operation of a vegan café within commercial space. Inika and Minnerly sisters filed competing counterclaims against the Company related to the same transaction and occurrences, and claim to be owed monies for sales made but for which they were not paid. This litigation is still actively pending, and no settlement has been reached. Legal representative Laing and Weicholz assess this case with 50% proposition of favorable outcome for the Company.

As of December 31, 2019, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 30, 2020, the date the financial statements were available to be issued.

During 2020, Steven Smith, company's founder and CEO, loaned the company an additional $30,000.

On May 1, 2020 the Company signed a Paycheck Protection Program (PPP) loan agreement with TD Bank in the amount of $108,473, bearing a fixed interest of 1% per annum. The loan has a maturity date 30 April 2022 and is subject to forgiveness.

On July 6, 2020 the Company received an SBA loan in the amount of $41,400, bearing an interest rate of 3.75% per annum. Loan and accrued interest matures in 30 years from loan date.

On October 14, 2020 Vegan Fine Market Inc. amended its certificate of incorporation to officially change its name from Vegan Market Inc. to Vegan Fine Brands, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $714,538 an operating cash flow loss of $611,011 and limited liquid assets with just $59,108 of cash as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.